Groundbreaking Breeders Cup Wagering Through UK Opens Up New Online Advertising Opportunities for Play LA Inc.

TORTOLA, British Virgin Islands – October 30th, 2009 – (Business Wire)   Play LA Inc. (OTCBB: PLLAF) ("the Company"), has declared Betfair, the worlds largest, legal online wagering company, to be it’s primary advertising partner for the 2009 Breeders Cup coverage published on their UK flagship website, www.bettingchoice.co.uk.

Play LA’s announcement comes on the heels of one of  the most significant announcements in modern horse racing. UK betting giant Betfair has confirmed a partnership with Tracknet Media to offer US pool betting access to Betfair’s 2.5 million customers during the 2009 Breeders Cup. The event runs on November 6th and 7th at Santa Anita Racetrack outside Los Angeles. The agreement will also have dramatic repercussions on next year’s Kentucky Derby and Preakness Stakes, as this will result in tens of millions of dollars in additional funds being paid into American betting pools.

With last year’s Breeders Cup receiving a total of $17.6 million US Dollars in international wagers, many observers expect an exponential increase in this years betting volume now that Betfair’s massive market will be added directly into domestic betting pools. This is expected to increase dividends for racetracks, bettors, trainers, jockeys and the racing industry.

By offering horseplayers  the latest Betfair prices and exclusive previews of the races over the two-day event, Play LA Inc. expects to benefit from the upsurge in attention that this unprecedented partnership has created. David Hallonquist, Play LA Inc.’s CEO commented “The Betfair/Tracknet deal is a sign of where the industry is heading and it is an opportunity that is simply too big for us to pass up.” The company expects search volume and website traffic to increase dramatically leading up to the event, which in turn should increase the company’s advertising revenues for the month of November.

About Play LA Inc. (www.playlainc.com)

Play LA Inc. is an international online publishing company that owns and operates a Global network of multi-language websites.  The Company currently owns and operates 11 websites that reach hundreds of thousands of people across the UK and Europe who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

All interested parties are encouraged to sign up on the company’s web site to receive future corporate updates and news releases.

Company Contact:

David Joseph

davidplayla@gmail.com

604-569-1801

Play LA Inc.

www.playlainc.com

246-431-0493